UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number: 001-33429

Acorn International, Inc.

19/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated May 4, 2015	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

By:	/s/ Geoffrey Weiji Gao
Name:	Geoffrey Weiji Gao
Title:	Principal Financial and Accounting Officer

Date: May 4, 2015

Exhibit 99.1

Contact:
Acorn International, Inc.	Compass Investor Relations
Mr. Tony Gou	Ms. Elaine Ketchmere, CFA
Phone: +86-21-5151-8888	Phone: +1-310-528-3031
Email: gouyifei@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

FOR IMMEDIATE RELEASE

Acorn International Announces Shareholder Resolutions Adopted at Extraordinary General Meeting of Shareholders, Appointment of New Executive Chairman and CEO and Change to Audit Committee of the Board

SHANGHAI, China, May 4, 2015 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a marketing and branding company in China engaged in developing, promoting and selling products through extensive direct and distribution networks, today announced that, at the extraordinary general meeting of shareholders held in Shanghai on May 4, 2015 (the “EGM”), Acorn shareholders voted for the proposals to

•	remove Mr. Don Dongjie Yang, Mr. Charlie Shiqiang Ban, Mr. Steve Xiaodi Sun, and Mr. Liang Lu as directors of the Company;

•	elect Mr. David Leung, Mr. Cosimo Borrelli, and Mr. David Naphtali as directors of the Company; and

•	amend the Company’s articles of association to allow shareholders who together hold at least 30% of the Company’s issued shares to require the Company to convene an extraordinary general meeting of shareholders.

As a result, effective as of May 4, 2015, Mr. Don Dongjie Yang, Mr. Charlie Shiqiang Ban, Mr. Steve Xiaodi Sun, and Mr. Liang Lu are no longer directors of the Company and Mr. David Leung, Mr. Cosimo Borrelli, and Mr. David Naphtali are members of the Company’s board of directors, which consists of six members.

The Company also announced that, immediately following the EGM, its board of directors appointed Mr. Robert W. Roche to replace Mr. Don Dongjie Yang as the executive chairman and chief executive officer of the Company, and appointed Mr. Cosimo Borrelli and Mr. David Leung as members of the audit committee to fill the vacancies left by Mr. Steve Xiaodi Sun and Mr. Liang Lu.

About Acorn International, Inc.

Acorn is a marketing and branding company in China, operating multiple direct sales platforms and a nationwide distribution network. Acorn’s direct sales platforms include outbound telemarketing centers, e-commerce websites, and catalogs. Acorn has built a proven track record of developing, promoting and selling proprietary-branded products, as well as products from established third parties. For more information, please visit http://ir.chinadrtv.com.

5